Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-292293 and 333-292293-01

EFCAR, LLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents EFCAR, LLC has filed with the SEC for more complete information about EFCAR, LLC, Exeter Automobile Receivables Trust 2026-3 and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, EFCAR, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-645-3751.

Free Writing Prospectus dated June 10, 2026

$872,060,000(1) Automobile Receivables Backed Notes

Exeter Automobile Receivables Trust 2026-3
Issuing Entity

EFCAR, LLC
Depositor

Exeter Finance LLC
Sponsor and Servicer

The depositor has prepared a preliminary prospectus, dated June 10, 2026, which describes the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class B Notes, the Class C Notes and the Class D Notes (the “publicly offered notes”) to be issued by the issuing entity. You should review the preliminary prospectus in its entirety before deciding to purchase any of the publicly offered notes.

Ratings

It is a condition to the issuance of the publicly offered notes that they receive at least the indicated ratings from Moody’s Investors Service, Inc. (“Moody’s”) and S&P Global Ratings (“S&P” and, together with Moody’s, the “rating agencies”) listed below.

	Moody’s	S&P
Class A-1 Notes	P-1 (sf)	A-1+ (sf)
Class A-2 Notes	Aaa (sf)	AAA (sf)
Class A-3 Notes	Aaa (sf)	AAA (sf)
Class B Notes	Aaa (sf)	AA (sf)
Class C Notes	Aa3 (sf)	A (sf)
Class D Notes	Baa3 (sf)	BBB (sf)
_________________________

(1) Represents the aggregate initial principal amount of the publicly offered notes if the aggregate initial principal amount of the notes is $1,000,000,000.  The aggregate initial principal amount of the notes may be $1,292,070,000, in which case the aggregate initial principal amount of the publicly offered notes will be $1,126,760,000.

A security rating is not a recommendation to buy, sell or hold notes.  The ratings of the notes address the likelihood of the payment of principal and interest on the notes according to their terms.  Each of the rating agencies will monitor its ratings using its normal surveillance procedures.  Any rating agency may change or withdraw an assigned rating at any time.  If this happens, no person or entity will be obligated to provide any additional credit enhancement for the notes.  Any rating action taken by one rating agency may not necessarily be taken by the other rating agency.

None of the sponsor, the depositor, the holding trust, the servicer, the backup servicer, the seller, the indenture trustee, the owner trustee, the lockbox bank, the intercreditor agent, the asset representations reviewer or any of their respective affiliates will be required to monitor any changes to the ratings of the notes.

Joint Bookrunners
Wells Fargo Securities	Barclays
Joint Bookrunner of the Class A Notes
J.P. Morgan
Co-Managers
Citigroup	Citizens Capital Markets	Deutsche Bank Securities